                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                    to
                               ------------------    ----------------------

                          Commission file number 1-8207
                                                 ------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  The Home Depot FutureBuilder for Puerto Rico
--------------------------------------------------------------------------------

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              The Home Depot, Inc.
                            2455 Paces Ferry Road, NW
                                Atlanta, GA 30339
--------------------------------------------------------------------------------

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 The Home Depot FutureBuilder for Puerto Rico




Date: June 26, 2003


                                 /s/      Ileana L. Connally
                                 -----------------------------------
                                 By:      Ileana L. Connally
                                          Member of The Home Depot
                                          FutureBuilder for Puerto Rico
                                          Administrative Committee

                  THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

                 Financial Statements and Supplemental Schedule

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                  THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO



                                Table of Contents



                                                                                      Page

Independent Auditors' Report                                                           1

Statements of Net Assets Available for Benefits                                        2

Statements of Changes in Net Assets Available for Benefits                             3

Notes to Financial Statements                                                          4

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2002    11

                          Independent Auditors' Report



The Administrative Committee
The Home Depot FutureBuilder for Puerto Rico:


We have audited the accompanying statements of net assets available for benefits of The Home Depot FutureBuilder for Puerto Rico (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Home Depot FutureBuilder for Puerto Rico as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Atlanta, Georgia
April 4, 2003

                  THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
                 Statements of Net Assets Available for Benefits
                           December 31, 2002 and 2001

                                                            2002            2001
                                                          --------        --------
Assets:
     Investments (note 5)                                 $686,552         825,538
                                                          --------        --------
     Receivables:
        Employer contributions receivable                    3,226              --
        Employee contributions receivable                    5,008              --
        Other receivable                                        67             458
                                                          --------        --------
                 Total receivables                           8,301             458
                                                          --------        --------
Liabilities:
     Accrued liabilities                                     6,615              --
     Payable to broker                                          --          19,604
                                                          --------        --------
                 Net assets available for benefits        $688,238         806,392
                                                          ========        ========

See accompanying notes to financial statements.

                  THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO
           Statements of Changes in Net Assets Available for Benefits
                     Years ended December 31, 2002 and 2001


                                                                          2002          2001
                                                                        ---------     ---------
Additions (reductions) to net assets attributed to:
     Investment income (loss):
        Net (depreciation) appreciation in fair value of investments
           (note 5)                                                     $(418,864)       69,188
        Interest and dividend income                                        5,803         3,554
                                                                        ---------     ---------
                 Total investment income (loss)                          (413,061)       72,742
                                                                        ---------     ---------
     Contributions:
        Participants                                                      246,718       242,807
        Employer                                                          155,747       178,075
                                                                        ---------     ---------
                                                                          402,465       420,882
                                                                        ---------     ---------
                 Total (reductions) additions                             (10,596)      493,624
                                                                        ---------     ---------
Deductions from net assets attributed to:
     Benefits paid to participants                                        107,346        38,918
     Administrative expenses                                                  212            24
                                                                        ---------     ---------
                 Total deductions                                         107,558        38,942
                                                                        ---------     ---------
                 Net (decrease) increase                                 (118,154)      454,682

Net assets available for benefits:
     Beginning of year                                                    806,392       351,710
                                                                        ---------     ---------
     End of year                                                        $ 688,238       806,392
                                                                        =========     =========

See accompanying notes to financial statements.

                  THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2002 and 2001



(1)    Description of the Plan

       The following is a brief description of The Home Depot FutureBuilder for Puerto Rico (the Plan). Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

       (a)    General

              The Plan is a defined contribution plan covering substantially all employees of Home Depot Puerto Rico, Inc. (the Company), a wholly owned subsidiary of The Home Depot, Inc. (the Parent Company). Employees are eligible to become participants on the first quarterly entry date (January 1, April 1, July 1, and October 1) following the completion of 12 months of service and 1,000 hours. The Plan excludes leased employees, nonresident aliens, and employees covered by a collective bargaining trust. The Plan is intended to qualify under Section 1165 of the Puerto Rico Internal Revenue Code of 1994, as amended. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), excluding provisions of ERISA applicable only to plans qualified under Section 401(a) of the U.S. Internal Revenue Code. The Plan is administered by the Administrative Committee made up of employees of The Home Depot U.S.A., Inc. Banco Popular has been appointed the Trustee of the Plan, and as such administers the assets of the Plan. Effective April 1, 2002, the assets of The Home Depot Futurebuilder for Puerto Rico were added to the Master Trust, which includes The Home Depot Futurebuilder and the Maintenance Warehouse Futurebuilder.

       (b)    Contributions

              Under the employee stock ownership portion of the Plan, contributions were made solely by the Company and at the discretion of Home Depot Puerto Rico, Inc. Board of Directors (ESOP contributions). The Company made its final ESOP contribution in February 1999.

              Participants may contribute up to 10% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans. The Company provides matching contributions of 150% of the first 1% of eligible compensation contributed by a participant and 50% of the next 2% to 5% of eligible compensation contributed by a participant. Additional amounts may be contributed at the option of Home Depot Puerto Rico, Inc. Board of Directors. The matching Company contribution is initially invested in The Home Depot, Inc. common stock and may be diversified at the discretion of the participants.

       (c)    Participant Accounts

              The Plan maintains a separate account for each participant, to which contributions, forfeitures, and investment performance are allocated.

                                                                     (Continued)

                  THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2002 and 2001


       (d)    Vesting

              An employee becomes 100% vested upon death, retirement at age 65, total or permanent disability, or if the Plan is terminated. If an employee leaves the service of the Company for reasons other than stated above, vesting for the ESOP contributions and earnings thereon is based on years of service, as follows:

                     Years                               Vesting
                   of service                           percentage
                  ------------                          ----------
                        3                                    20%
                        4                                    40
                        5                                    60
                        6                                    80
                    7 or more                               100

              Participants are immediately vested in their contributions and net value changes thereon. Vesting in the Company's matching and discretionary contributions and net value changes thereon is based on years of vesting service. A participant is 100% vested after three years of vesting service.

       (e)    Distributions

              Upon retirement, death, disability, or termination of service for any other reason, participants or beneficiaries may elect to receive a lump-sum payment of their vested account balance in the form of cash or securities at the market value on the date of distribution.

       (f)    Participant Loans

              Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their total vested balance. Loan terms range from one to four years. The loans bear interest at a rate commensurate with local prevailing rates.

       (g)    Forfeited Accounts

              Forfeited nonvested account balances are used to pay Plan expenses or reduce future employer contributions. In 2002 and 2001, employer contributions were reduced by forfeitures of $1,261 and $1,864, respectively.

       (h)    Administrative Expenses

              Certain administrative expenses of the Plan are paid by the Company. These costs include legal, accounting, and certain administrative fees.

(2)    Summary of Significant Accounting Policies

       The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.

       (a)    Basis of Presentation

              The accompanying financial statements have been prepared on the accrual basis of accounting.

                                                                     (Continued)

                  THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2002 and 2001


       (b)    Investment Valuation and Income Recognition

              Shares of registered investment companies are valued at quoted market prices, which represents the net asset value of shares held by the Plan at year-end. The Home Depot, Inc. common stock is valued at its quoted market price as obtained from the New York Stock Exchange. Securities transactions are accounted for on the trade date. Effective April 1, 2002, the investments are valued on a daily basis.

              The Plan's investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan's financial statements and supplemental schedule.

       (c)    Payment of Benefits

              Benefits are recorded when paid.

       (d)    Use of Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

       (e)    Reclassifications

              Certain balances in the prior year have been reclassified to conform with the current year presentation.

       (f)    Fair Value of Financial Instruments

              The Plan's investments are stated at fair value. In addition, the carrying amount of receivables/payables is a reasonable approximation of the fair value due to the short-term nature of these instruments.

(3)    Puerto Rico Income Taxes

       The Puerto Rico Department of Treasury has determined and informed the Company by a letter dated January 4, 1999 that the Plan is designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code of 1994 (IRC). The Plan has been amended since receiving the determination letter. However, the Administrative Committee of the Plan believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                                                     (Continued)

                  THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(4)    Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan. In the event of plan termination, participants will become 100% vested in their accounts.

(5)    Investments

       The Plan's investments are held by The Northern Trust Company. A description of the assets of the Plan follows:

                  Participant Directed

                  - The Home Depot, Inc. Common Stock Fund - Funds are invested in common stock of The Home Depot, Inc.

                  - Barclay's Global Investors Equity Index Stock Fund - Funds are invested in shares of a registered investment company that invests in the common stocks included in the Standard & Poor's 500 Index.

                  - Dodge & Cox Stock Fund - Funds are invested in shares of a registered investment company that invests in common stocks of companies that the Fund's managers believe to be temporarily undervalued by the stock market but have favorable long-term growth prospects.

                  - IRT Core Balanced Fund - Funds are invested in shares of a registered investment company that invests in a combination of equity and fixed income securities.

                  - Putnam New Opportunities Fund - Funds are invested in shares of a registered investment company that invests primarily in common stocks which are believed to have the potential to grow at an above-average pace over time.

                  - T. Rowe Price Small Cap Stock Fund - Funds are invested in shares of a registered investment company that invests in common stocks of smaller, faster-growing companies that are believed to offer strong potential earnings growth or are undervalued.

                  - Templeton Foreign Fund - Funds are invested in shares of a registered investment company that invests in stocks and debt obligations of companies and governments outside the United States.

                  - Primco IRT Stable Value Fund - Funds are primarily invested in high-quality short-term debt obligations that mature within one to three years.

                                                                     (Continued)

                  THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2002 and 2001


The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2002 and 2001 are as follows:

                                              2002          2001
                                            --------      --------
The Home Depot, Inc. Common Stock           $ 85,532         4,502*
The Home Depot, Inc. Common Stock Fund       338,623       638,275
IRT Core Balanced Fund                        36,411            --
Primco IRT Stable Value Fund                  76,261        23,241

*Nonparticipant-Directed


The Home Depot, Inc. Common Stock and the IRT Core Balanced Fund did not exceed 5% of net assets at December 31, 2001.

During 2002 and 2001, the Plan's investments appreciated (depreciated) in fair value as follows:

                                                                       2002            2001
                                                                    ---------       ---------
Net (depreciation) appreciation in fair value:
     Registered investment company funds                            $ (32,669)          5,194
     Common stock                                                    (386,195)         63,994
                                                                    ---------       ---------
                 Net (depreciation) appreciation in fair value      $(418,864)         69,188
                                                                    =========       =========

Nonparticipant-Directed

The Home Depot, Inc. Common Stock is comprised of shares of The Home Depot, Inc.'s common stock, representing the Company's matching and ESOP contributions. These shares have been allocated to individual participant accounts. Effective June 1, 2002, participants were allowed to immediately transfer the Company's ESOP contributions to other investment funds. Information about the net assets and the significant components of the changes in net assets relating to The Home Depot, Inc. Common Stock (includes nonparticipant-directed investments) for the period ended May 31, 2002 and the year ended December 31, 2001 is as follows:

                                                         2002            2001
                                                      ---------       ---------
Net assets - The Home Depot, Inc. Common Stock -
     January 1                                        $ 322,069         138,423
Changes in net assets:
     Net (depreciation) appreciation                    (62,611)         35,439
     Contributions                                       66,215         167,247
     Payments made directly to participants             (16,697)        (17,164)
     Cash transfer to other funds                       (11,422)         (1,876)
                                                      ---------       ---------
Net assets - The Home Depot, Inc. Common Stock -
     May 31, 2002 and December 31, 2001               $ 297,554         322,069
                                                      =========       =========

                                                                     (Continued)

                  THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2002 and 2001


         The Company's matching contribution has always been allowed to be transferred into other investment funds.

(6)      Investment in Master Trust

         Effective December 15, 1999, a Master Trust was established for the investment of assets of two other retirement plans sponsored by The Home Depot, Inc. and its subsidiaries. As discussed in note 1(a), assets of the Plan were transferred into the Master Trust on April 1, 2002. At December 31, 2002, the Plan's interest in the net assets of the Master Trust was less than 1%.

         Summarized financial information of the Master Trust as of December 31, 2002 is as follows:

Assets:
     Investments                                        $1,218,130,415
     Receivables:
        Employee contributions receivable                    1,821,134
        Employer contributions receivable                    3,633,115
        Other receivable                                       443,168
                                                        --------------
                 Total receivables                           5,897,417
                                                        --------------
                 Total assets                            1,224,027,832
                                                        --------------
Liabilities:
     Accrued liabilities                                        81,019
     Payable to broker                                       2,770,796
                                                        --------------
                 Total liabilities                           2,851,815
                                                        --------------
                 Net assets available for benefits      $1,221,176,017
                                                        ==============


       Net assets, investment income, and administrative expenses related to the Master Trust are allocated to the individual plans based upon actual activity for each of the plans. Investment income for the Master Trust for the nine-month period ended December 31, 2002 is as follows:


Investment income (loss):
     Net (depreciation) appreciation in fair value of investments      $(859,179,255)
     Dividends and interest income                                        13,007,560
                                                                       -------------
                 Total investment loss                                 $(846,171,695)
                                                                       =============


(7)      Related Party Transactions

         Certain Plan investments include shares of common stock issued by the Parent Company. At December 31, 2002 and 2001, the Plan held a combined total of 17,703 and 12,601 shares valued at approximately $23.96 and $51.01 per share, respectively. As the Parent of the Plan Sponsor, these transactions qualify as party-in-interest.

                                                                     (Continued)

                  THE HOME DEPOT FUTUREBUILDER FOR PUERTO RICO

                          Notes to Financial Statements

                           December 31, 2002 and 2001


         Other Plan investments include units of short-term investment funds managed by The Northern Trust Company. The Northern Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

(8)      Plan Amendments and Other Plan Changes

         Effective February 1, 2002, the investment committee of The Home Depot FutureBuilder for Puerto Rico replaced the Invesco Total Return Fund with the IRT Core Balanced Fund. The investment committee also added two new funds to the plan: Dodge & Cox Stock Fund and the T. Rowe Price Small Cap Stock Fund.

         Effective April 1, 2002, the Barclay's Global Investors S&P 500 Stock Fund was changed to the Barclay's Global Investors Equity Index Stock Fund.

         Effective June 1, 2002, the Administrative Committee of the Plan adopted an amendment to the Plan that will allow each participant to diversify the investment of all or a portion of his/her ESOP account from The Home Depot, Inc. Common Stock among the other Investment Funds.

(9)      Subsequent Event

         Effective March 3, 2003, the investment committee of The Home Depot FutureBuilder for Puerto Rico replaced the Putnam New Opportunities Fund with the Artisan Mid-Cap Fund.

                                 THE HOME DEPOT
                          FUTUREBUILDER FOR PUERTO RICO
                        Schedule H, Line 4i - Schedule of
                          Assets (Held at End of Year)
                                December 31, 2002

                                                                                                                        CURRENT
                   IDENTITY OF ISSUE                                 DESCRIPTION OF INVESTMENT                           VALUE
------------------------------------------------------   -----------------------------------------------------------   ----------
* The Home Depot, Inc. Common Stock                        3,570    shares of common stock                             $   85,532
* The Home Depot, Inc. Common Stock Fund                  14,133    shares of common stock                                338,623
  Barclay's Global Investors Equity Index Stock Fund         422    shares of registered investment company                10,714
  Dodge & Cox Stock Fund                                     139    shares of registered investment company                12,204
  IRT Core Balanced Fund                                   4,119    shares of registered investment company                36,411
  Putnam New Opportunities Fund                              937    shares of registered investment company                26,625
  T. Rowe Price Small Cap Stock Fund                         318    shares of registered investment company                 6,820
  Templeton Foreign Fund                                   2,785    shares of registered investment company                23,147
  Primco IRT Stable Value Fund                            76,261    shares of registered investment company                76,261
  Participant loans                                                 Loans with interest rates ranging from
                                                                        5.69% to 10.5% and maturity dates
                                                                        through April 20, 2006                             70,215
                                                                                                                       ----------
                                                                                                                       $  686,552
                                                                                                                       ==========

* Indicates party-in-interest to the Plan.

See accompanying independent auditors' report.

                                 EXHIBIT INDEX


EXHIBIT NUMBER             DESCRIPTION
--------------             -----------

23                         Consent of KPMG LLP

99                         Section 906 Certification